Exhibit 99.27

Redacted Version

WHISTLER MEDICAL MARIJUANA CORPORATION

AMENDED AND RESTATED

SHAREHOLDERS’ AGREEMENT

TABLE OF CONTENTS

1. INTERPRETATION		3

1.1	Definitions	3
1.2	Construction	5
1.3	Amendment	6
1.4	Waiver	6
1.5	Severability	6

2. CONDUCT OF THE AFFAIRS OF THE COMPANY		6

2.1	Constitution of Board of Directors	6
2.2	Vacancy	6
2.3	Removal of Directors	6
2.4	Quorum	7
2.5	Articles Govern	7
2.6	Special Approval by Directors	7
2.7	Special Approval by Voting Shareholders	7
2.8	Financial Reporting	8

3. FINANCIAL MATTERS		8

3.1	Borrowing by Company	8
3.2	Loans	8
3.3	Interest	8
3.4	Repayment	9
3.5	Subordination	9
3.6	Shareholder Guarantees	9
3.7	Cash Calls on Shareholders	9
3.8	Failure to Advance	9
3.9	Distribution of Profit	10

4. ISSUANCE OF SHARES		10

4.1	Pre-emptive Right	10
4.2	Waiver	11

5. RESTRICTIONS ON TRANSFER		11

5.1	Restriction	11
5.2	Right of First Refusal	11
5.3	Transfer to Affiliate, RRSP, Family Trust or Family Limited Partnership	13
5.4	Encumbrances Restricted	14
5.5	Dispositions Restricted - Defaulting Shareholder	14
5.6	Dispositions Restricted - Acceleration	14
5.7	Notation on Share Certificates	14
5.8	Tag Along Rights	14
5.9	Drag Along Rights	15

6. SHARE SALE ON DEATH		16

6.1	Purchase and Sale	16
6.2	Valuation of Departing Shareholders Interest	16
6.3	Closing of Purchase and Sale	16
6.4	Common Disaster/Inability to Finance	17
6.5	Release on Sale of Interest	17

7. DEFAULT		18

7.1	Events of Default	18
7.2	Remedies on Default	18
7.3	Buy-Sell on Default	19
7.4	Failure to Deliver	20

8. GENERAL PROVISIONS		20

8.1	Termination	20
8.2	Precedence Over Company’s Memorandum and Articles	21
8.3	Further Assurances	21
8.4	Confidentiality	21
8.5	Entire Agreement	21
8.6	Notices	21
8.7	Time of Essence	22
8.8	Governing Law	22
8.9	Dispute Resolution	22
8.10	Enurement	23
8.11	Assignment Restricted	23
8.12	Counterparts	23

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

THIS AGREEMENT made the 22nd day of March, 2017.

BETWEEN:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

[Redacted party name and address]

AND:

WHISTLER MEDICAL MARIJUANA CORPORATION, a British Columbia company having its registered office at Suite 900, 900 Howe Street, Vancouver, British Columbia V6Z 2M4

(the “Company”)

WHEREAS:

1.                                      The authorized capital of the Company consists of an unlimited number of Common shares;

2.                                      [Redacted party names] and the Company entered into a shareholders’ agreement dated the 6th day of August, 2014 (the “2014 Shareholders’ Agreement”), relating to the rights and obligations of those parties thereto relative to the Company; and

3.                                      The parties hereto wish to confirm the termination of the 2014 Shareholders’ Agreement and enter into this agreement; and further the parties hereto desire to determine how the affairs of the Company will be conducted and to record their respective rights and obligations with respect to the Shares and the Company.

IN CONSIDERATION of the premises and of the mutual covenants and agreements herein, the parties agree as follows:

1.                                      INTERPRETATION

1.1                               Definitions

In this Agreement (including the recitals), except as otherwise expressly provided or as the context otherwise requires:

(a)                                 “Acceptance Period” has the meaning given to it in Section 4.1;

(b)                                 “Act” means the British Columbia Business Corporations Act;

(c)                                  “Affilco” has the meaning given to it in Section 5.3;

(d)                                 “Affiliate” means, with respect to any Shareholder, any corporation which is directly or indirectly Controlled by such Shareholder, and if the Shareholder is a corporation means in addition to the foregoing any corporation which Controls such corporate Shareholder;

(e)                                  “Associates” as describing the relationship between two Persons, means that they are “related persons” as defined in the Income Tax Act (Canada);

(f)                                   “Board” means the board of directors of the Company;

(g)                                  “Business Day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia;

(h)                                 “Control” means:

(1)                                 the right to cast a majority of the votes which may be cast at a general meeting of a corporation or other Person; or

(2)                                 the right or ability to elect or appoint, directly or indirectly, a majority of the directors or equivalent governing body of a corporation or other Person who has the right to manage or supervise the management of the affairs and business of the corporation, and the words “Controls”, Controlled” or “Controlling” have corresponding meanings;

(i)                                     “Default” has the meaning given to it in Section 7.1;

(j)                                    “Defaulting Shareholder” has the meaning given to it in Section 7.1;

(k)                                 “Departing Shareholder” has the meaning given to it in Section 6.1;

(l)                                     “Departure Date” has the meaning given to it in Section 6.1;

(m)                             “Drag Along Offer” has the meaning given to it in Section 5.9;

(n)                                 “Dragged Shares” has the meaning given to it in Section 5.9;

(o)                                 “Holdco” means any Shareholder that is not a person;

(p)                                 “Holdco Principal” means with respect to any corporate Shareholder, the individual who is the Controlling shareholder of that Holdco and is designated as such by such Shareholder;

(q)                                 “Interest” means all the right, title and interest of a Shareholder in and to any of the Shares, any Loan and any other right or claim a Shareholder may have against the Company as a Shareholder and the Shareholder’s interest in and to this Agreement;

(r)                                    “Loan” means at the relevant time the net amount advanced and outstanding by a Shareholder to the Company, including accrued interest thereon;

(s)                                   “New Shares” has the meaning given to it in Section 4.1;

(t)                                    “Non-Defaulting Shareholder” has the meaning given to it in Section 7.1;

(u)                                 “Non-Advancing Shareholder” has the meaning given to it in Section 3.8;

(v)                                 “Offer” has the meaning given to it in Section 4.1;

(w)                               “Offered Shares” has the meaning given to it in Section 5.2;

(x)                                 “Option” has the meaning given to it in Section 7.3;

(y)                                 “Option Exercise Date” has the meaning given to it in Section 7.3;

(z)                                  “Person” means any natural person, sole proprietorship, partnership, corporation or trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature;

(aa)                          “Prime” means the prime lending rate announced from time to time by the Company’s banker as its reference rate then in effect for determining interest rates on Canadian dollar loans made in Canada;

(bb)                          “Purchaser” has the meaning given to it in Section 7.4;

(cc)                            “Sellers” has the meaning given to it in Section 5.9;

(dd)                          “Shareholders” means any person who owns Shares in the Company or their respective heirs, executors, administrators, successors or permitted assigns and “Shareholder” means any one of them;

(ee)                            “Shares” means at the relevant time the shares in the capital of the Company then issued and outstanding;

(ff)                              “Share Price” means, at any particular date, the value of all Shares divided by the number of Shares then issued and outstanding, as determined in accordance with the provisions of Section 6.2;

(gg)                            “Tag Along Demand” has the meaning given to it in Section 5.8;

(hh)                          “Tag Along Offer” has the meaning given to it in Section 5.8;

(ii)                                  “Tag Along Notice” has the meaning given to it in Section 5.8;

(jj)                                “Tagging Shareholder” has the meaning given to it in Section 5.8;

(kk)                          “Tagging Shares” has the meaning given to it in Section 5.8;

(ll)                                  “Third Party” has the meaning given to it in Section 5.2;

(mm)                  “Third Party Offer” has the meaning given to it in Section 5.2;

(nn)                          “Transferees” has the meaning given to it in Section 5.2;

(oo)                          “Transferors” has the meaning given to it in Section 5.2;

(pp)                          “Transfer Notice” has the meaning given to it in Section 5.2; and

(qq)                          “Vendor” has the meaning given to it in Section 7.4.

1.2                               Construction

The division of this Agreement into Sections, the insertion of headings and the provision of a table of contents are for convenience only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement. The word “including” will not be construed as limiting the general term or statement immediately preceding. Unless otherwise specified:

(a)                                 each reference in this Agreement to “Section” and “Schedule” is to a Section of, and a Schedule to, this Agreement;

(b)                                 each reference to a statute is deemed to be a reference to that statute, and to the regulations made under that statute, as amended or re-enacted from time to time;

(c)                                  words importing the singular include the plural and vice versa and words importing gender include all genders;

(d)                                 references to time of day or date mean the local time or date in Vancouver, British Columbia;

(e)                                  all references to amounts of money mean lawful currency of Canada; and

(f)                                   an accounting term has the meaning assigned to it, and all accounting matters will be determined, in accordance with generally accepted accounting principles in effect in Canada for private enterprises including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

1.3                               Amendment

No amendment, waiver, termination or variation of the terms, conditions, warranties, covenants, agreements and undertakings set out herein will be of any force or effect unless the same is reduced to writing duly executed by all parties hereto in the same manner and with the same formality as this Agreement is executed.

1.4                               Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) and no waiver will constitute a continuing waiver unless otherwise expressly provided.

1.5                               Severability

Each provision of this Agreement is severable. If any provision of this Agreement is or becomes illegal, invalid or unenforceable, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement except that if on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable.

2.                                      CONDUCT OF THE AFFAIRS OF THE COMPANY

2.1                               Constitution of Board of Directors

The Shareholders will vote their Shares so that the Board is comprised of three directors, two of whom are persons nominated by [Redacted party name] and one of which is nominated by [Redacted party name].

2.2                               Vacancy

If a position on the Board becomes vacant for any reason whatsoever, the Shareholder whose nominee formerly occupied such position will be entitled to nominate a new director to fill such vacancy. Any time and from time to time, a Shareholder may give notice to remove any director nominated by such Shareholder and to designate a replacement director and, upon receipt of such notice, the Shareholders will remove such director from the Board and to elect the designate person in the place thereof.

2.3                               Removal of Directors

If a member of the Board fails to vote and act as a director to carry out the provisions of this Agreement, then the Shareholders will exercise their right as shareholders of the Company in accordance with the Articles of the Company to remove such member from the Board and, subject to Section 2.1, to elect in the place thereof a person who will endeavour to carry out the provisions of this Agreement.

2.4                               Quorum

A quorum required for the transaction of business at a meeting of the Board will be the lesser of: (i) a majority of the directors if the majority includes the [Redacted party name] nominee and (ii) all of the directors. If a quorum is not present at the commencement of a Board meeting, then the directors present may not transact any business and such directors will be deemed to have adjourned such meeting to the same time and place on the same day the following week.

2.5                               Articles Govern

Unless otherwise provided herein the conduct of the business of the Company will be governed in accordance with its Articles and the Act.

2.6                               Special Approval by Directors

In addition to matters normally requiring Board approval but subject to Section 2.7, the following matters will only be undertaken with the prior approval of the Board:

(a)                                 unless already approved in the annual consolidated capital expenditure budget for the Company, any single capital expenditure of the Company in excess of $10,000; and

(b)                                 unless already approved in the annual consolidated operating budget for the Company, any borrowing by the Company which would result in the aggregate indebtedness for borrowed money of the Company (other than amounts due to Shareholders) being in excess of $100,000 at any one time.

Annually, at least thirty (30) days prior to the beginning of each new fiscal year, the Company will prepare and circulate to the Board, annual operating plan and budget for the next fiscal year, showing all significant expenditures to be made during the next fiscal year (including annual operating and capital expenditures).

2.7                               Special Approval by Voting Shareholders

The following matters will only be undertaken with the approval of Shareholders or their proxies holding in the aggregate at least 66 2/3% of the Shares of the Company:

(a)                                 unless already approved in the annual consolidated capital expenditure budget for the Company, any single capital expenditure of the Company in excess of $300,000;

(b)                                 unless already approved in the annual consolidated operating budget for the Company and except for the loans from [Redacted party names] in connection with the acquisition of three strata lots in Whistler from which the Company operates (the “Whistler Loan”) and from [Redacted party name] (the “Pemberton Loan”) with respect to the acquisition of the property that the Company acquired in Pemberton, British Columbia for an expansion project, any borrowing by the Company which would result in the aggregate indebtedness for borrowed money of the Company (other than amounts due to Shareholders) being in excess of $300,000 at any one time;

(c)                                  the sale, lease, transfer, mortgage, pledge or other disposition of the whole or substantially the whole of the undertaking of the Company;

(d)                                 any increase or reduction in the authorized capital of the Company;

(e)                                  the consolidation, merger or amalgamation of the Company with any other company, association, partnership or legal entity;

(f)                                   any loans by the Company to an Affiliate, to any Shareholder, or to an Affiliate of any Shareholder;

(g)                                  except for the employment agreement between [Redacted party name] and the Company, any contract between the Company and any Shareholder or an Affiliate of any Shareholder; and

(h)                                 the winding up or dissolution of the Company or a liquidation of substantially all of the Company’s assets.

2.8                               Financial Reporting

Each Shareholder shall receive and the Company shall prepare and deliver to each Shareholder:

(a)                                 annual audited financial statements for the Company’s fiscal year together with comparative financial statements for the prior fiscal year, within 90 days following the end of the Company’s fiscal year; and

(b)                                 interim financial statements for each of the 3 month, 6 month and 9 month interim periods, both on a year to date basis and for quarter then ended together with comparative financial statements for the corresponding periods in the immediately preceding fiscal year, within 45 days of the end of each quarter.

3.                                      FINANCIAL MATTERS

3.1                               Borrowing by Company

The Company will borrow, to the greatest extent possible, sufficient funds to maintain its working capital at a level sufficient to carry on their business.

3.2                               Loans

As of the date of this Agreement, there are no Loans.

3.3                               Interest

Except as otherwise set out herein, Loans will not bear interest unless unanimously agreed to by the Board.

3.4                               Repayment

Except with the prior agreement of the other Shareholders, no Shareholder will at any time demand repayment of its Loan. If the Company repays the Loans, in whole or in part, it will do so on a pro rata basis in proportion to the amount of the Shareholders respective Loans (at the time of payment).

3.5                               Subordination

The Shareholders will subordinate and postpone all Loans to permanent financing or other borrowing by the Company to the extent required by the Board.

3.6                               Shareholder Guarantees

Except with the unanimous agreement of the Shareholders, no Shareholder or Holdco Principal will or will be obliged to enter into any agreement of guarantee with respect to the indebtedness of the Company. If any of the Shareholders or Holdco Principals are required to discharge any liabilities of the Company either directly or pursuant to such approved guarantee, then the other Shareholders will, within three (3) days of receiving notice thereof, indemnify the Shareholder or Holdco Principal discharging the liabilities so that in the end result, each of the Shareholders will have contributed pro rata in proportion to their respective shareholdings in the Company (at the time of demand for payment). For greater certainty, if a Shareholder gives a guarantee on behalf of the Company without the prior written consent of the other Shareholders, it will not be entitled to seek contribution from the other Shareholders for any amounts paid by such Shareholder under the guarantee provided.

3.7                               Cash Calls on Shareholders

To the extent that the Company is unable to obtain funds to maintain its working capital as provided in Section 3.1 hereof, and if approved in accordance with Section 2.7, the Company may make a written request to all Shareholders for a loan. The Company request for a loan will be made to the Shareholders pro rata to their respective holdings of Shares at the time of the request. Unless specified in the Company request, the loans will not bear interest.

3.8                               Failure to Advance

If a Shareholder (the “Non-Advancing Shareholder”) fails to advance the amount required to be advanced pursuant to a request made in accordance with Section 3.7 by 5:00 p.m. on the 30th day after receipt of the written request for the loan, then:

(a)                                 each of the other Shareholders will have the option to advance to the Company all or part of the amount which the Non-Advancing Shareholder failed to advance;

(b)                                 the Company will pay interest to a Shareholder on all amounts advanced by him pursuant to such request and pursuant to Section (a) at Prime plus three percent (3%); and

(c)                                  the Company will repay amounts advanced pursuant to such request and pursuant to Section (a), including accrued interest thereon in priority to all other Loans.

For greater certainty, the failure of a Shareholder to advance funds under Section 3.7 will not be considered a Default under Section 7.1 of this Agreement.

3.9                               Distribution of Profit

Except when precluded or otherwise prohibited by the terms of any debt financing and to the extent permitted by law or as required by Section 3.4, the profits of the Company available for distribution, after making such provisions and transfers to reserves as will be required in the opinion of a majority of the Board to meet reasonable expenses or anticipated expenses, will be distributed firstly by way of repayment of Loans and other documented financial obligations, and secondly by way of dividend on a pro rata basis.

4.                                      ISSUANCE OF SHARES

4.1                               Pre-emptive Right

The Company will not, and the Shareholders will not permit the Company or the Board to, allot or issue Shares in the capital of the Company (regardless of class) except in accordance with the following:

(a)                                 subject to Sections 4.1(b) and (c), each allotment by the Company of Shares (an “Offer”) will be offered pro rata to the Shareholders;

(b)                                 an Offer will be made by written notice specifying:

(1)                                 the number and class of shares offered (the “New Shares”);

(2)                                 the price at which the New Shares are being offered;

(3)                                 that the applicable Shareholders have seven Business Days (the “Acceptance Period”) in which to accept all or a portion of the New Shares; and

(4)                                 any other material terms and conditions of the issuance of the New Shares;

(c)                                  acceptance of an Offer will be in writing to the Company within the Acceptance Period and must specify the number of New Shares that that Shareholder wishes to purchase. By acceptance, a Shareholder to whom an Offer has been made may specify an additional portion of the New Shares that such Shareholder is prepared to purchase in the event that any of the others fail to accept a pro rata portion (in such situation, such Shareholder, (pro rata in accordance with (a) above if more than one) will be entitled to purchase such additional portion of the New Shares as will be so available);

(d)                                 if the acceptances described in subsection (c) specify in total more than the number of the New Shares, the Company will issue and the accepting Shareholders will purchase the New Shares pro rata to their respective holdings of Shares except that if such pro rata amount for a Shareholder is greater than the maximum number specified in that Shareholder’s acceptance, that Shareholder will purchase such maximum number and the remainder of the accepting Shareholders will purchase the remainder of the Offered Shares pro rata to their respective holdings of Shares;

(e)                                  if any of the New Shares have not been purchased by the Shareholders in accordance with subsection (c) above, the directors may offer the New Shares that were not taken up by the Shareholders to a Third Party (as defined in Section 5.2), in the manner they think most beneficial to the Company, but the Offer to such Third Party will not be at a price less than or on terms and conditions more favourable than the Offer to the Shareholders;

(f)                                   upon acceptance of the Offer, the closing of the sale and purchase will occur on or before the 10th day following the date of the last acceptance of the Offer or, if that day is a not a Business Day, then on the next Business Day (or such other date as the parties thereto may agree), at which time the appropriate parties will execute and deliver such certified cheques, share certificates and documents as may be reasonably required to effect and complete the sale and purchase;

(g)                                  the provisions of this Section will not apply to the issue of shares pursuant to a subdivision of shares, an amalgamation agreement or as a result of the declaration and payment of dividends; and

(h)                                 no issuance under this Section 4.1 to a Person other than a Shareholder will be made unless such Person has entered into an agreement with the Shareholders and the Company by which such Person becomes bound by and entitled to the benefit or the provisions of this Agreement.

4.2                               Waiver

Notwithstanding any other provision of Section 4.1, any Shareholder may waive his rights with respect to a particular Offer by notice in writing to the Company.

5.                                      RESTRICTIONS ON TRANSFER

5.1                               Restriction

Except as otherwise expressly permitted in this Agreement, no Shareholder may, directly or indirectly, sell, transfer or otherwise dispose of any of his or its Shares.

5.2                               Right of First Refusal

If a Shareholder (the “Transferor”) has received from a bona fide third party (the “Third Party”) a written offer (the “Third Party Offer”) to purchase all, not a portion of, the Shares then owned by the Transferor (the “Offered Shares”) for cash payable by certified cheque or bank draft upon the transfer of all the Offered Shares, then the Transferor may sell, transfer or otherwise dispose of its Shares in accordance with the following:

(a)                                 the Transferor must first offer by notice in writing (the “Transfer Notice”) to the other Shareholders (the “Transferees”), the right to purchase, receive or otherwise acquire all the Offered Shares for a price not more than, and on terms and conditions not less favourable than, those set out in the Third Party Offer;

(b)                                 the Transfer Notice must have attached thereto a certified true copy of the Third Party Offer, must state that it is made pursuant to Section 5.2 and must set forth the following:

(1)                                 an accurate description of the Offered Shares;

(2)                                 the name and address of the Transferor;

(3)                                 the price for the Offered Shares as a price per Share expressed in lawful money of Canada;

(4)                                 that the offer contained in the Transfer Notice must be accepted in its entirety;

(5)                                 that the offer contained in the Transfer Notice is open for acceptance by one or more of the Transferees for a period of 60 Business Days after the date of delivery of the Transfer Notice;

(6)                                 that the price for the Offered Shares is payable in cash on the transfer of all of the Offered Shares;

(7)                                 that the Transferor will provide such information concerning the Third Party as is reasonably requested by any Transferee, including a resume of the financial capacity, ultimate ownership and other activities of the Third Party; and

(8)                                 the other terms and conditions of the offer which must be such as to permit acceptance by a reasonable investor in normal circumstances;

(c)                                  each Transferee may, by notice given to the Transferor and the other Transferees not later than 60 days after the Effective Date accept the Transfer Notice specifying the maximum number of the Offered Shares that such Transferee is prepared to purchase;

(d)                                 if the acceptances described in Section 5.2(c) specify in total less than the number of the Offered Shares, the Transferor may elect:

(1)                                 not to sell any of the Offered Shares to the Transferees; or

(2)                                 to sell to each of the Transferees the maximum number of Shares specified in such Transferee’s acceptance;

(e)                                  if the acceptances described in Section 5.2(c) specify in total more than the number of the Offered Shares, the Transferor will sell and the accepting Transferees will purchase the Offered Shares pro rata to their respective holdings of Shares except that if such pro rata amount for an Transferee is greater than the maximum number specified in that Transferee’s acceptance, that Transferee will purchase such maximum number and the remainder of the accepting Transferees will purchase the remainder of the Offered Shares pro rata to their respective holdings of Shares;

(f)                                   the Transferor may, within 90 Business Days after the expiry of the 60 Business Day period referred to in Section 5.2(b)(5), sell, transfer or otherwise dispose of those Offered Shares not purchased by the other Shareholders to the Third Party so long as:

(1)                                 the price and other terms and conditions are no more favourable to the Third Party than those set out in the Third Party Offer; and

(2)                                 the Third Party has entered into an agreement with the other Shareholders by which the Third Party will be bound by and entitled to the benefit of the provisions of this Agreement (and the others will enter into such an agreement);

(g)                                  the Transferor may include his Loan in the Transfer Notice and the price payable therefor. If the Transferor does not include his Loan in the Transfer Notice, the Transferor will retain his Loan which will be repaid in accordance with and subject to the provisions of Section 3 hereof.

5.3                               Transfer to Affiliate, RRSP, Family Trust or Family Limited Partnership

Notwithstanding any other provision of this Agreement, any Shareholder may sell, transfer or otherwise dispose of the whole or part of his or its Interest to:

(a)                                 one of his Affiliates (the “Affilco”) provided that the Shareholder and the Affilco enter into an agreement with the other Shareholders that:

(1)                                 the Affilco will remain an Affiliate of that Shareholder so long as the Affilco holds the Interest;

(2)                                 prior to the Affilco ceasing to be an Affiliate of the Shareholder, the Affilco will transfer the Interest back to the Shareholder or to another Affiliate of the Shareholder so long as such other Affiliate enters into an agreement with the other Shareholders as contemplated by this Section 5.3;

(3)                                 Affilco identifies and designates a Holdco Principal who will be the Person who Controls Affilco;

(4)                                 the Affilco will otherwise be bound by and have the benefit of the provisions of this Agreement;

(b)                                 a registered retirement savings plan trust for the benefit of the Shareholder or a Holdco Principal or the spouse of that Shareholder or Holdco Principal if the trustee for the trust enters into this Agreement on behalf of the trust and agrees to be bound by this Agreement as a Shareholder;

(c)                                  a family trust or family limited partnership, for the benefit of the spouse or direct descendants of the Shareholder or Holdco Principal, as the case may be, if the trustee for the trust or the general partner of the limited partnership, as the case may be, enters into this Agreement on behalf of the trust or limited partnership, as the case may be, and agrees to be bound by this Agreement as a Shareholder; and

(d)                                 in the case of the death of a Shareholder, to a beneficiary under the will of such Shareholder.

Where Shares are already beneficially held by a Shareholder through a registered retirement savings plan, such Shareholder may transfer all or part of such Shares back into his own name or roll them into another registered retirement savings plan provided Section 5.3(a)(3) is complied with. Any sale, transfer or other disposition referred to in this Section 5.3 will not release the Shareholder from his obligations hereunder.

5.4                               Encumbrances Restricted

Except as specifically provided herein, no Shareholder will mortgage, pledge, charge, hypothecate or otherwise encumber any of his or its Interest without the prior written consent of the other Shareholders, which consent may be arbitrarily withheld.

5.5                               Dispositions Restricted - Defaulting Shareholder

Notwithstanding any other provision of this Agreement, no Shareholder will sell, transfer or otherwise dispose of any of his or its Interest if he or it is at such time a Defaulting Shareholder, unless prior to or concurrently with such sale, transfer or other disposition he or it ceases to be a Defaulting Shareholder.

5.6                               Dispositions Restricted - Acceleration

Notwithstanding any other provision of this Agreement, no Shareholder will be entitled to sell, transfer or otherwise dispose of any of his Interest without first obtaining:

(a)                                 the consent of the other Shareholders, if such action would permit any other party to accelerate or demand the payment of any indebtedness of the Company; or

(b)                                 the consent of any other party, if such is required by agreement of the Company.

5.7                               Notation on Share Certificates

Each of the Shareholders will at the request of the Company surrender to the Company and there will be legibly stamped or endorsed upon each certificate representing Shares a statement as follows:

“The shares represented by this certificate are transferable only in compliance with and pursuant to the terms of an amended and restated shareholders’ agreement between all of the shareholders of the Company and the Company dated the 22nd day of March, 2017.”

5.8                               Tag Along Rights

If Shareholders agree to sell their Shares under Section 5.2(f) to a Third Party, then those Shareholders (the “Sellers”):

(a)                                 will, not less than 20 Business Days before completing the sale, give written notice to the Transferees (the “Tag Along Notice”) stating that the Transferees have the right to receive an offer to purchase their Shares on the same terms and conditions as the Sellers selling and stating:

(1)                                 the identity of the Third Party;

(2)                                 the price; and

(3)                                 other material terms of the transaction;

(b)                                 the Transferees may accept the offer constituted by the Tag Along Notice by written notice to the Sellers not later than 14 Business Days after receipt of the Tag Along Notice (a “Tag Along Demand”) thereby invoking the provisions of this Section 5.8 (the Shareholder delivering a Tag Along Demand herein called a “Tagging Shareholder”);

(c)                                  a Tag Along Demand will be irrevocable and will bind the Tagging Shareholder to sell all but not less than all of his or its Shares (the “Tagging Shares”) in accordance with the provisions of this Section 5.8;

(d)                                 before completing any sale of Shares referred to in Section 5.2(f), the Sellers will cause the Third Party to deliver to the Tagging Shareholder, if any, an offer in writing (the “Tag Along Offer”) to purchase from the Tagging Shareholder the Tagging Shares. The Tag Along Offer will be binding upon the Third Party and will contain only such terms and conditions as are identical to those upon which the Seller propose to sell their Shares to the Third Party.

(e)                                  The Completion Date and other closing arrangements for the purchase and sale transactions between the Tagging Shareholder, if any, and the Third Party will be specified in the Tag Along Offer and will be the same, mutatis mutandis, as those specified between the Third Party and the Sellers.

A Shareholder may transfer shares in the Company to a Third Party on a one-time basis without otherwise complying with the provisions of Section 5.8(a) through (e) provided that the transfer consists of no more than a 5% of the issued and outstanding shares in the Company. A Shareholder shall give written notice of such transfer to all other Shareholders.

5.9                               Drag Along Rights

If Shareholders agree to sell their Shares under Section 5.2(f) to a Third Party, then those Sellers may provide written notice to the other Shareholders, not less than 20 Business Days before completing the sale, which includes:

(a)                                 the details of the proposed sale including:

(1)                                 the identity of the Third Party;

(2)                                 the price; and

(3)                                 other material terms of the transaction;

(b)                                 an irrevocable offer (the “Drag Along Offer”) from the Third Party to the other Shareholders to purchase, all but not less than all, of the Shares (the “Dragged Shares”) owned by the other Shareholders, for a consideration that is the same as the consideration per Share at which the Sellers propose to sell their Shares plus $1.00 for every dollar then owed by the Company to the other Shareholders by way of Loans;

(c)                                  the delivery by the Third Party of a Drag Along Offer will bind the other Shareholders to sell the Dragged Shares and the Loans in accordance with the Drag Along Offer and on other terms and conditions which are the same as Sellers proposes to sell their Shares; and

(d)                                 the closing date and other closing arrangements for the purchase and sale transactions between the Shareholders and the Third Party will be specified in the Drag Along Offer and will be the same, mutatis mutandis, as those specified between the Buyer and the Sellers.

6.                                      SHARE SALE ON DEATH

6.1                               Purchase and Sale

If at any time a Shareholder or the Holdco Principal of a Shareholder dies, and if within 120 days of such event, that Shareholder (the “Departing Shareholder”) gives notice to the Company that it elects to sell its Shares to the Company, then the Departing Shareholder will sell to the Company, and the Company will purchase from the Departing Shareholder, all the Shares held by the Departing Shareholder as at the date of death of the Shareholder or Holdco Principal (“Departure Date”) at a purchase price per share as determined under and upon the terms set forth in Section 6.2 hereof.

6.2                               Valuation of Departing Shareholders Interest

Within 30 days of the execution of this Agreement, and thereafter on or before March 1st of each calendar year, the Directors of the Company will determine the fair market value of the Shares, and this value will be used to calculate the value of the Interest held by any Departing Shareholder for the following year, as well as serving as the value, in the case of Section 7.3, at the time of the Option Exercise Date. If the majority of the Board of Directors of the Company are not able to agree on a determination of the fair market value of the Shares of the Company, the Company will, at its sole cost, engage a chartered business valuator to provide, the fair market value of the Interest held by any Departing Shareholder, whose decision will be final and binding on the parties to this Agreement and their personal representatives. The Company will request that the valuator provide its determination of the fair market value of the Interest as soon as reasonably possible but no later than three months following the Departure Date. The Company will cooperate fully with the conduct of such valuation and will provide to the valuator access to all documents and will make available to the valuator all personnel, accountants, lawyers, experts and other agents during normal business hours as the valuator reasonably requires to determine such fair market value.

6.3                               Closing of Purchase and Sale

Within 180 days after the Departure Date, at a time and place to be specified by the Company, the Company and the Departing Shareholder will complete the purchase and sale of the Departing Shareholder’s Shares as follows:

(a)                                 the Departing Shareholder, or in the case of the death of a Shareholder, the Departing Shareholders representatives, will deliver to the Company all releases and acknowledgements of payment of the Loan of the Departing Shareholder, and the certificates for such Shares herein required to be sold to the Company, together with all such legal instruments as may be necessary or required to transfer to the Company all of the Shares of the Departing Shareholder including the resignation of the Departing Shareholder or of its Holdco Principal as officers and/or directors of the Company; and

(b)                                 the Company will pay to the Departing Shareholder the Share Price for the Departing Shareholder’s Shares as follows:

(1)                                 50% of such amount to be paid on the closing date specified by the Company;

(2)                                 25% of such amount to be paid on each of 6 months and 12 months after such closing date; and

(3)                                 the remainder to be paid 18 months after such closing date.

The amounts owing under (2) above will be evidenced by a promissory note executed by the Company and delivered to the Departing Shareholder, or in the case of the death of a Shareholder, the Departing Shareholders representatives, on the closing date referred to above. Interest will accrue from the closing date on the outstanding amount of the note at a rate equal to Prime and will be payable concurrently with the payments of principal outstanding on the note. The Company will have the right at any time to prepay without penalty.

6.4                               Common Disaster/Inability to Finance

Unless the other Shareholders unanimously otherwise agree, no payment of the Share Price instalments will be made pursuant to Section 6.3 if:

(a)                                 at the closing date or the date the payments are to be made under Section 6.3, the majority of the Board, acting reasonably, determine that the making of the payment would render the Company insolvent, would cause the Company to breach any agreement entered into between the Company and any lender to the Company however, in such event, the Company will make such payment as soon as such condition preventing the making of such payment no longer exists; or

(b)                                 in the 24 month period before the occurrence of the Departure Date, the Company has been required or has become obligated to purchase the Shares of any other two Shareholders pursuant to Section 6.1. In such event, the Shareholder’s right to have his or its Shares purchased by the Company will commence on the date that is twelve months after the last closing date at which the Company was required to purchase under Section 6.1.

6.5                               Release on Sale of Interest

Upon the sale by a Departing Shareholder of its Interest, the Company will use reasonable efforts to obtain a release of any guarantees or security granted by such Departing Shareholder of the indebtedness of the Company to any third party. If such release cannot be obtained, the Company will notify such third party that such Departing Shareholder will not be liable under the guarantee or security for any further debts or obligations of the Company and the Company will indemnify and hold harmless the Departing Shareholder against any amounts which such Shareholder may be required to pay under such guarantees or security. Notwithstanding the foregoing, except for reimbursement of legal and similar fees incurred by such third party in preparing and filing such releases, the Company will not be required to pay any funds or to have the terms of its agreements or arrangements with such third party altered in any material respect in order to secure such release.

7.                                      DEFAULT

7.1                               Events of Default

It is an event of default (a “Default”) if a Shareholder or Holdco Principal (the “Defaulting Shareholder”) (the other Shareholders being the “Non-Defaulting Shareholders”);

(a)                                 fails to observe, perform or carry out any of his or its material obligations hereunder and such failure continues for 30 days after any of the Non-Defaulting Shareholders has in writing demanded that such failure be cured;

(b)                                 fails to take reasonable actions to prevent or defend assiduously, any action or proceeding in relation to any of his Interest for seizure, execution or attachment or which claims:

(1)                                 possession;

(2)                                 sale;

(3)                                 foreclosure;

(4)                                 forfeiture or termination;

of or against, any of the Interest of the Defaulting Shareholder, and such failure continues for 30 days after a Non-Defaulting Shareholder has in writing demanded that the same be taken or the Defaulting Shareholder fails to defend successfully any such action or proceeding;

(c)                                  becomes a bankrupt or commits an act of bankruptcy or if a receiver or receiver-manager of his assets is appointed or makes an assignment for the benefit of creditors or otherwise; or

(d)                                 transfers ownership of or causes a change of control in a Holdco such that there is a change of the Holdco Principal of that Holdco.

7.2                               Remedies on Default

In the event of a Default, the Non-Defaulting Shareholders may do any one or more of the following:

(a)                                 pursue any remedy available to them in law or equity, it being acknowledged by each of the Shareholders that specific performance, injunctive relief (mandatory or otherwise) or other equitable relief may be the only adequate remedy for a Default;

(b)                                 take all actions in their own names or in the name of the Defaulting Shareholder, the Shareholders or the Company as may reasonably be required to cure the Default, in which event all payments, costs and expenses incurred therefor will be payable by the Defaulting Shareholder to the Non-Defaulting Shareholders on demand with interest at Prime plus 3%;

(c)                                  implement the buy-sell procedure as set out in Section 7.3 hereof; or

(d)                                 waive the Default.

7.3                               Buy-Sell on Default

In the event of a Default, should the majority of the Non-Defaulting Shareholders agree, the Non-Defaulting Shareholders will have the option (the “Option”) to require the Defaulting Shareholder to sell to the Non-Defaulting Shareholders or the Company all of his or its Interest on the following terms and conditions:

(a)                                 the Non-Defaulting Shareholders, or any one of them, may within 30 days after becoming aware of a Default give written notice to the Defaulting Shareholder and the Company requiring a determination of the fair market value of the Shares of the Defaulting Shareholder, which determination will be made in accordance with Section 6.2;

(b)                                 the purchase price payable for the Interest of the Defaulting Shareholder will be the aggregate of:

(1)                                 the amount of the Loan as of the completion date (set out in Section (d) below); plus

(2)                                 90% of the fair market value of his or its Shares;

at the time the notice requiring a determination of the purchase price as provided in Section (a) above is given (the “Option Exercise Date”);

(c)                                  the Option may be exercised at any time within 60 days after the determination of the purchase price by giving written notice to the other Shareholders;

(d)                                 After completion of the valuation but by no later than 9 months after the date of the notice in Section (a), at a time and place to be specified by the Company, the Non-Defaulting Shareholders or the Company, as the case may be, who have exercised the Option will complete the purchase and sale of the Defaulting Shareholders Interest as follows:

(1)                                 the Defaulting Shareholder will deliver to the Company or the Non-Defaulting Shareholders all releases and acknowledgements of payment of the Loan of the Defaulting Shareholder, and the certificates for such Shares herein required to be sold to the Company or the Non-Defaulting Shareholders, together with all such legal instruments as may be necessary or required to transfer to the Company all of the Interest of the Defaulting Shareholder in such Shares and Loan, including the resignation of the Defaulting Shareholder as officers and/or directors of the Company; and

(2)                                 the Company will deliver to the Defaulting Shareholder a promissory note duly executed by the Company in an amount equal to 90% of the fair market value of the Defaulting Shareholder’s Shares (as determined pursuant to Section 6.2) and the amount of any Loan of the Defaulting Shareholder. The principal amount outstanding under the note will be payable in the manner set out in Section 6.3(b) and

(e)                                  the Defaulting Shareholder hereby irrevocably authorizes and directs the Non-Defaulting Shareholders to pay to the Company from the amount payable to the Defaulting Shareholder hereunder all amounts owing to the Company by the Defaulting Shareholder, together with accrued interest thereon (if any).

7.4                               Failure to Deliver

If:

(a)                                 on the completion date of any purchase and sale contemplated by this Agreement a Shareholder who is obliged hereunder to sell his Interest (the “Vendor”) neglects or refuses to complete the transaction of purchase and sale; and

(b)                                 within 30 days after such completion date the party or parties entitled or obliged hereunder to purchase such Interest (the “Purchaser”) pays into a special interest-bearing account in the name of the Vendor at any branch of the Company’s bankers the amount which had been required under this Agreement to be paid by the Purchaser to the Vendor on such completion date, then from and after the date of such deposit the purchase of such Interest will be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to such Interest will be conclusively deemed to have been transferred and assigned to and become vested in the Purchaser and all right, title, benefit and interest, both at law and in equity, of the Vendor or of any transferee, assignee or any other person having any interest, legal or equitable, in such Interest will cease. The Company will forthwith cause such transfer and assignment to be recorded in the registers of members and transfers of the Company. Upon delivery to the Company by the Vendor of duly endorsed share certificates and all other instruments necessary to evidence the transfer of the Vendor’s Interest to the Purchaser, the Purchaser and the Company will cause the amount so deposited, with interest, to be paid to the Vendor.

8.                                      GENERAL PROVISIONS

8.1                               Termination

This Agreement will terminate:

(a)                                 if the Company ceases to carry on business, has a receiving order made against it, goes into bankruptcy either voluntarily or involuntarily or makes a proposal to its creditors; or

(b)                                 if the parties hereto consent in writing to the termination hereof.

8.2                               Precedence Over Company’s Memorandum and Articles

The parties hereto agree to do all acts and things reasonably necessary to effect compliance with or waiver of the restrictions on the transfer of Shares contained in the Memorandum and Articles of the Company to give effect to any transfer or intended transfer of Shares required or permitted to be made and recorded as a result of the application of the provisions of this Agreement in order that, notwithstanding such restrictions, the terms and conditions of this Agreement may be carried out.

8.3                               Further Assurances

The Shareholders and Holdco Principals will promptly execute and deliver all such further assurances and other documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

8.4                               Confidentiality

Any information provided to a Shareholder by the Company, its directors, officers, agents or representatives prior to or after the date of this Agreement will be considered confidential information. Such confidential information shall be held in strict confidence and trust by each Shareholder, who shall take all necessary precautions against unauthorized disclosure of the confidential information, and each Shareholder shall not directly or indirectly disclose, allow access to, transmit or transfer the confidential information to a third party, other than its representatives, agents, advisors, counsel and accountants, nor shall each Shareholder copy or reproduce the confidential information. Upon request, each Shareholder shall return or destroy the confidential information exchanged hereunder with the understanding that ownership of any of the rights derived from such information shall at all times remain with the Company unless expressly stated otherwise. Such restrictions shall not apply to information which: (i) is required to be disclosed by a Shareholder by applicable law, regulation or court order; (ii) is at the time of disclosure is in the public domain; (iii) after disclosure is published or otherwise becomes part of the public domain through no fault of the receiving Shareholder; (iv) is not subject to any confidentiality obligations, and which the receiving Shareholder can show was in its possession prior to disclosure by the Company, its directors, officers, agents or representatives; or (v) which the receiving Shareholder can show was received after the time of disclosure hereunder from a third party who did not require that it be held in confidence and who did not, to receiving Shareholder’s knowledge, acquire it, directly or indirectly, from disclosing party or a third party under an obligation of confidence.

8.5                               Entire Agreement

The provisions herein constitute the entire agreement between the Company and the Shareholders and supersede all previous expectations, understandings, communications, representations and agreements whether verbal or written between the Company and the Shareholders with respect to the subject matter hereof.

8.6                               Notices

Any notice required to be given hereunder by any party will be deemed to have been well and sufficiently given if mailed by prepaid registered mail, telecopied to, or delivered at, the address of the other party first above mentioned or at such other address as the other party may from time to time direct in writing, and any such notice will be deemed to have been received, if mailed, on the third business day after the date of mailing, if telecopied, on the business day after the day it was telecopied, and if delivered, upon the date of delivery. If normal mail or telecopy service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by the impaired means of communication will not be deemed to be received until actually received, and the party sending the notice will utilize any other services which have not been so interrupted or will deliver such notice in order to ensure prompt receipt thereof.

8.7                               Time of Essence

Time will be of the essence hereof.

8.8                               Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.9                               Dispute Resolution

(a)                                 Any dispute, controversy or claim (“Dispute”) arising out of this Agreement or between or among the Shareholders shall be resolved as follows:

(i)                                               if a Dispute arises the Shareholders agree to act in good faith with a view to discussing and resolving such Dispute in a commercially reasonable business-like manner;

(ii)                                            if a Dispute arises then the Shareholder who requires the Dispute to be resolved in accordance with this Section 8.9 must provide the other Shareholder(s) written notice (“Dispute Notice”) of the Dispute and the intent to resolve in accordance with the terms of this Agreement;

(iii)                                         if the Dispute is not resolved within 20 Business Days of the Dispute Notice being given to the Shareholders, then the Shareholders shall submit the Dispute to non-binding mediation and must agree upon an independent mediator and process for mediation. If the parties fail to appoint a mediator within 10 Business Days of agreeing to submit the dispute to non-binding mediation, then any Shareholder may apply to the arbitrator appointed pursuant to Section 8.8(b) to determine such appointment; and

(b)                                 failing resolution of the Dispute pursuant to mediation in accordance with Section 8.9(a), then the Dispute will be referred to and finally resolved by a single arbitrator in an arbitration administered by the British Columbia International Commercial Arbitration Centre pursuant to its “Rules of Procedure”.

8.10                        Enurement

This Agreement will enure to the benefit of and be binding upon the Shareholders and the Company and their respective personal representatives, successors and permitted assigns.

8.11                        Assignment Restricted

Except as otherwise expressly provided herein, neither this Agreement nor any of the rights, privileges or advantages granted by this Agreement to any of the parties hereto will be capable of assignment by any party hereto without the prior express written consent of the other parties hereto.

8.12                        Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

(signed) [Redacted party name]		(signed) [Redacted party name]
[Redacted party name]		[Redacted party name]

(signed) [Redacted party name]		(signed) [Redacted party name]
[Redacted party name]		[Redacted party name]

[Redacted party name]		[Redacted party name]

Per:	(signed) [Redacted party name]	Per:	(signed) [Redacted party name]
	Authorized Signatory		Authorized Signatory

[Redacted party name]		[Redacted party name]

Per:	(signed) [Redacted party name]	Per:	(signed) [Redacted party name]
	Authorized Signatory		Authorized Signatory

[Redacted party name]		[Redacted party name]

Per:	(signed) [Redacted party name]	Per:	(signed) [Redacted party name]
	Authorized Signatory		Authorized Signatory

[Redacted party name]		[Redacted party name]

Per:	(signed) [Redacted party name]	Per:	(signed) [Redacted party name]
	Authorized Signatory		Authorized Signatory

[Redacted party name]

(signed) [Redacted party name]
[Redacted party name]		Per:	(signed) [Redacted party name]
Authorized Signatory

(signed) [Redacted party name]		(signed) [Redacted party name]
[Redacted party name]		[Redacted party name]

[Redacted party name]		WHISTLER MEDICAL MARIJUANA CORPORATION

Per:	(signed) [Redacted party name]	Per:	(signed) [Redacted party name]
	Authorized Signatory		Authorized Signatory